United States	OMB Number
Securities and Exchange Commission	3235-0058
Washington, D.C. 20549
SEC FILE NUMBER
FORM 12b-25	001-35675

CUSIP NUMBER
Notification of Late Filing
(Amendment No. 0 )*

(Check one):	☑ Form 10-K ¨ Form 20-F ¨ Form 11-K ¨ Form 10-Q ¨ Form 10-D ¨ Form N-SAR ¨ Form N-CSR
For Period Ended: December 31, 2015
¨ Transition Report on Form 10-K
¨ Transition Report on Form 20-F
¨ Transition Report on Form 11-K
¨ Transition Report on Form 10-Q
¨ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

RLJ ENTERTAINMENT, INC.

Full Name of Registrant

Former Name if Applicable

8515 Georgia Avenue, Suite 650

Address of Principal Executive Office (Street and Number)

Silver Spring, Maryland 20910

City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the consolidated financial statements of RLJ Entertainment, Inc. (the “Company”) for the year ended December 31, 2015, and following discussions with the chairman of our audit committee and our board of directors, management concluded that the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period (on or before March 30, 2016) without unreasonable effort or expense.  The Form 10-K could not be filed within the prescribed time period because the Company needs additional time to finalize the preparation of the financial statements and for required audit procedures to be completed.  During the fourth quarter of 2015, we changed key accounting personnel and committed to and began exiting our Acacia catalog business.  We need additional time to assess the recoverability and the remaining useful life of our Acacia catalog asset and to complete our goodwill impairment assessment.

The Company anticipates recording an impairment of a material portion (between 50% to 75%) of its goodwill as of December 31, 2015.

The Company anticipates that its revenue and Adjusted EBITDA for the fiscal year ended December 31, 2015, will fall in the range previously reported on the Form 8-K filed by the Company on March 14, 2016.

Part IV — Other Information

1.	Name and telephone number of person to contact in regard to this notification

Mark Nunis	818	407-9100
(Name)	(Area Code)	(Telephone Number)
2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?

Yes ☑ No ¨
If answer is no, identify report(s).

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☑ No ¨
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, we anticipate that our results of operations for the year ended December 31, 2015 will reflect a significant goodwill impairment charge as compared to the year ended December 31, 2014.

RLJ ENTERTAINMENT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-30-2016	By	/s/ Mark Nunis	Title:	Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).